HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2020 and 2019

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2020. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2020, based on information available to management as of February 23, 2021.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2020	2019	Change
Revenues	7,250	6,442	12.5%
Purchased power	3,854	3,111	23.9%
Revenues, net of purchased power[1]	3,396	3,331	2.0%
Operation, maintenance and administration (OM&A) costs	1,034	991	4.3%
Depreciation, amortization and asset removal costs	876	871	0.6%
Financing charges	469	460	2.0%
Income tax expense (recovery)	(783)	51	(1,635%)
Net income to common shareholder of Hydro One	1,792	950	88.6%

Basic earnings per common share (EPS)	$12,599	$6,679	88.6%
Diluted EPS	$12,599	$6,679	88.6%

Net cash from operating activities	1,997	1,719	16.2%
Funds from operations (FFO)[1]	1,836	1,681	9.2%

Capital investments	1,869	1,659	12.7%
Assets placed in-service	1,632	1,684	(3.1%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,091	19,896	1.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	28,379	27,536	3.1%

As at December 31	2020	2019
Debt to capitalization ratio[2]	55.0%	56.7%
1    See section “Non-GAAP Measures” for description and reconciliation of FFO and revenues, net of purchased power.
2    Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 124,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.
For the years ended December 31, 2020 and 2019, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Year ended December 31	2020	2019
Transmission	51%	50%
Distribution	49%	50%
Other	—%	—%

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

As at December 31, 2020 and 2019, Hydro One’s segments accounted for the Company’s total assets as follows:

As at December 31	2020	2019
Transmission	58%	56%
Distribution	38%	37%
Other	4%	7%
Transmission Segment
Hydro One’s transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). As at December 31, 2020, the Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). The Company’s transmission business is rate-regulated and earns revenues mainly by charging transmission rates that are approved by the OEB.

As at and for the year ended December 31	2020	2019
Electricity transmitted[1] (MWh)	132,225,424	135,101,455
Transmission lines spanning the province (circuit-kilometres)	30,093	30,122
Rate base (millions of dollars)	13,185	12,609
Capital investments (millions of dollars)	1,157	1,035
Assets placed in-service (millions of dollars)	948	1,082
1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.
Distribution Segment
Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by its subsidiaries, Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), and Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution). Please see section "Other Developments" for additional information regarding the acquisition of Orillia Power and the acquisition of the business and distribution assets of Peterborough Distribution. The Company’s distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB.

As at and for the year ended December 31	2020	2019
Electricity distributed to Hydro One customers (GWh)	28,379	27,536
Electricity distributed through Hydro One lines (GWh)[1]	39,131	38,446
Distribution lines spanning the province (circuit-kilometres)	124,571	123,422
Distribution customers (number of customers)	1,449,629	1,381,011
Rate base (millions of dollars)	8,505	8,101
Capital investments (millions of dollars)	712	624
Assets placed in-service (millions of dollars)	684	602
1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Other Segment
Hydro One's other segment consists of certain corporate activities, and is not rate-regulated. The other segment also includes the deferred tax asset which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the initial public offering of Hydro One Limited in 2015.
PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
Transmission Revenues
Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues associated with providing maintenance services to power generators and from third-party land use.
Distribution Revenues
Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.
Purchased Power Costs
Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.
Operation, Maintenance and Administration Costs
OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (IT) systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries.
Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.
Depreciation, Amortization and Asset Removal Costs
Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.
Financing Charges
Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the year ended December 31, 2020 of $1,792 million is an increase of $842 million, or 88.6%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in transmission revenues primarily due to the OEB's decision on 2020 rates; partially offset by
•a decrease in distribution revenues, net of purchased power, mainly due to 2018 foregone revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by the OEB's decision on 2020 rates and revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020.
•higher OM&A costs primarily resulting from:
•costs related to COVID-19, as discussed below;
•additional other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral; ; and
•lower insurance proceeds received in 2020; partially offset by
•lower vegetation management and work program expenditures, and the 2019 write-off of the Lake Superior Link project.
•higher income tax recovery primarily attributable to:
•income tax recovery recorded following the July 2020 decision of the Ontario Divisional Court (ODC Decision); partially offset by
•lower incremental tax deductions and deductible temporary differences.
Included in the Company's results for the year ended December 31, 2020 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs of $50 million consist primarily of labour costs associated with the temporary stand-down of the Company’s work-force in the first half of the year, the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and other direct expenses, including purchases of additional facility-related cleaning supplies.
For additional disclosure related to the impact of COVID-19 on the Company's operations for the year ended December 31, 2020, please see section "Other Developments - COVID-19".
Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2020	2019	Change
Transmission	1,743	1,654	5.4%
Distribution	5,507	4,788	15.0%
Total revenues	7,250	6,442	12.5%

Transmission	1,743	1,654	5.4%
Distribution, net of purchased power[1]	1,653	1,677	(1.4%)
Total revenues, net of purchased power[1]	3,396	3,331	2.0%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,091	19,896	1.0%
Distribution: Electricity distributed to Hydro One customers (GWh)	28,379	27,536	3.1%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues increased by 5.4% during the year ended December 31, 2020, primarily due to the following:
•the OEB's decision on 2020 rates, including:
•the recovery of certain OPEB costs through OM&A that were previously capitalized and recovered in rates, therefore net income neutral, and
•the recognition of Conservation and Demand Management (CDM) revenues in the second quarter of 2020; partially offset by deferred regulatory adjustment related to transmission asset removal costs in 2020,
•full year contribution of the NRLP assets placed in-service in the third quarter of 2019.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, decreased by 1.4% during the year ended December 31, 2020 primarily due to the following:
•the 2018 foregone revenue recognized in prior year following the 2019 OEB decision on rates; and

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

•the suspension of late payment charges following the onset of COVID-19; partially offset by
•the OEB's decision on 2020 rates;
•distribution revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; and
•a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in 2020.
OM&A Costs

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission	406	369	10.0%
Distribution	623	615	1.3%
Other	5	7	(28.6%)
	1,034	991	4.3%
Transmission OM&A Costs
The 10.0% increase in transmission OM&A costs for the year ended December 31, 2020 was primarily due to the following:
•additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral;
•costs related to COVID-19, primarily consisting of labour costs associated with the temporary stand-down of the Company’s work-force in the first half of the year, and other direct expenses; and
•lower insurance proceeds received in 2020; partially offset by
•lower work program expenditures related to stations and lines maintenance.
Distribution OM&A Costs
The 1.3% increase in distribution OM&A costs for the year ended December 31, 2020 was primarily due to the following:
•costs related to COVID-19, primarily consisting of labour costs associated with the temporary stand-down of the Company’s work-force in the first half of the year, the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and other direct expenses, including purchases of additional facility-related cleaning supplies; and
•costs related Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; partially offset by
•lower vegetation management expenditures; and
•lower spend on IT projects.
Depreciation, Amortization and Asset Removal Costs
The increase of $5 million or 0.6% in depreciation, amortization and asset removal costs in 2020 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The $9 million, or 2.0%, increase in financing charges for the year ended December 31, 2020 was primarily due to the following:
•higher interest expense on long-term debt as a result of increased debt levels driven by the debt issuances completed in 2020; partially offset by
•lower interest expense on short-term notes due to lower interest rate in the current year.
Income Tax Expense
Income taxes are accounted for using the asset and liability method. Current taxes are recorded based on the taxes expected to be paid in respect of the current and prior years’ taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carry forward unused tax losses and credits.
As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on estimate of current tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely-than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred tax expense. Therefore the consolidated tax expense or recovery for the current period is based on the total current and deferred tax expense or recovery, net of the regulatory accounting offset to deferred tax expense arising from temporary differences recoverable from or refundable to customers in the future.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

The Company recognized an income tax recovery of $783 million for the year ended December 31, 2020 compared to an income tax expense of $51 million in 2019. The decrease in income tax expense for the year ended December 31, 2020 was primarily attributable to:
•income tax recovery following the July 2020 ODC Decision; partially offset by
•lower incremental tax deductions from deferred tax asset sharing due to the 2018 foregone revenue recognized in 2019 following the receipt of the OEB decision on rates; and
•lower deductible temporary differences.
The Company realized an effective tax rate (ETR) of approximately (77.0)%, compared to approximately 5.1% realized in 2019.
SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2020	2019	2018
Revenues	7,250	6,442	6,110
Net income (loss) to common shareholder of Hydro One	1,792	950	(40)

Basic EPS	$12,599	$6,679	($281)
Diluted EPS	$12,599	$6,679	($281)

Dividends per common share declared	$7	$7	$42
Dividends per preferred share declared	$0	$4	$19

As at December 31 (millions of dollars)	2020	2019	2018
Total assets	30,133	26,917	25,569
Total non-current financial liabilities[1]	12,387	10,889	9,989
1 Total non-current financial liabilities includes long-term debt, long-term lease obligations, derivative liabilities, and long-term accounts payable.
Net Income (Loss) - 2019 compared to 2018
Net income attributable to common shareholder for the year ended December 31, 2019 of $950 million is an increase of $990 million or 2,475.0% from the year prior. Significant influences on earnings included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in distribution revenues, net of purchased power, due to the OEB's decision on the 2018 and 2019 distribution rates; partially offset by
•lower average monthly Ontario 60-minute peak demand and energy consumption driven by less favourable weather in 2019; and
•lower revenues as a result of deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to accelerated tax depreciation (Accelerated CCA), both of which will flow through to customers and are offset with lower taxes, with no impact on regulated return-on-equity (ROE);
•lower OM&A costs primarily resulting from lower corporate support costs, insurance proceeds received in 2019, and lower spend on station and lines maintenance programs; partially offset by higher vegetation management coverage;
•higher financing charges primarily resulting from an increase in interest expense on long-term debt; and
•lower income tax expense as a result of the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset, as well as the deferred tax asset sharing and Accelerated CCA, both of which will flow through to customers and are offset with lower revenues, with no impact on regulated ROE.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Revenues	1,857	1,894	1,660	1,839	1,705	1,584	1,403	1,750
Purchased power	1,046	993	808	1,007	914	737	653	807
Revenues, net of purchased power[1]	811	901	852	832	791	847	750	943
Net income to common shareholder	164	290	1,108	230	216	248	162	324

Basic and diluted EPS	$1,153	$2,039	$7,790	$1,617	$1,519	$1,744	$1,139	$2,278

Earnings coverage ratio[2]	2.9	2.9	2.8	2.6	2.9	2.7	2.7	2.9
1    See section “Non-GAAP Measures” for description of revenues, net of purchased power.
2    Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission	948	1,082	(12.4%)
Distribution	684	602	13.6%
Total assets placed in-service	1,632	1,684	(3.1%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $134 million or 12.4% during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the following:
•the in-servicing of several projects in 2019, including the Niagara Reinforcement Project, the Brant transmission station, the new Leamington transmission, and Enfield transmission station;
•lower volume of overhead lines and component replacements in 2020;
•lower volume of assets placed in-service for IT projects in 2020; and
•lower volume of demand work due to equipment failures in 2020; partially offset by
•timing of assets placed in-service for station sustainment investments (including Lennox transmission station, Sheppard transmission station, Elgin transmission station, Runnymede transmission station, Cherrywood transmission station placed in-service in 2020, and Bronte transmission station, Alexander switching station, Hanmer transmission station, Palmerston transmission station, national research council transmission station placed in-service in 2019); and
•assets placed in-service in 2020 (High-Voltage Underground Cable replacement in Toronto, and Kapuskasing area Reinforcement project line upgrade).
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $82 million or 13.6% during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to the following:
•completion of Customer Contact Centre Technology Modernization project;
•substantial completion of the Leamington transmission station feeder development project in 2020;
•higher volume of storm related asset replacements; and
•completion of Woodstock Operation Centre; partially offset by
•lower volume of distribution station refurbishment work and equipment replacements.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Capital Investments
The following table presents Hydro One’s capital investments during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)	2020	2019	Change
Transmission
Sustaining	819	811	1.0%
Development	226	143	58.0%
Other	112	81	38.3%
	1,157	1,035	11.8%
Distribution
Sustaining	317	272	16.5%
Development	289	265	9.1%
Other	106	87	21.8%
	712	624	14.1%
Total capital investments	1,869	1,659	12.7%
Total 2020 capital investments of $1,869 million were largely in-line with the previously disclosed expected amount of $1,807 million.
Transmission Capital Investments
Transmission capital investments increased by $122 million or 11.8% during the year ended December 31, 2020 compared to the year ended December 31, 2019. Principal impacts on the levels of capital investments included:
•higher investments in multi-year development projects, including the new shunt reactors at the Lennox transmission station, the East-West Tie Connection, the new Lakeshore switching station, and the Kapuskasing area reinforcement project;
•higher volume of station refurbishments and replacements;
•investment in the new Ontario grid control centre in the City of Orillia; and
•higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection standards; partially offset by
•lower volume of overhead line refurbishments and replacements, customer connections, and transportation and work equipment investments.
Distribution Capital Investments
Distribution capital investments increased by $88 million or 14.1% during the year ended December 31, 2020 compared to the year ended December 31, 2019. Principal impacts on the levels of capital investments included:
•investment in the new Ontario grid control centre in the City of Orillia;
•higher volume of storm-related asset replacements and emergency power restoration work;
•investment in the new Woodstock Operation Center;
•higher investments in IT projects including the Customer Contact Centre Technology Modernization project; and
•higher volume of line refurbishments work; partially offset by
•lower volume of transportation and work equipment investments.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at December 31, 2020:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	28	6
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	160	129
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	6
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026[3]	525[3]	54

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	118	115
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	146	144
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	136	89
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	146	50
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	91
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	123	71
1 The East-West Tie Station Expansion project is impacted by the construction schedule of the new East-West Tie transmission line being built by Upper Canada Transmission Inc., operating as NextBridge Infrastructure, LP (NextBridge). In September 2020, NextBridge advised the OEB of a delay in the in-service date of the East-West Tie transmission line to March 31, 2022. As a result of this delay, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is now expected to be placed in-service in 2022.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2021 through 2022 transmission capital investment estimates differ from the prior year disclosures, reflecting the OEB's decision on Hydro One Networks' 2021-2022 rate application. See section "Regulation" for further details on the OEB's decision. The 2021 through 2024 distribution capital investments estimates have also been updated to include capital investments for the Peterborough Distribution and Orillia Power acquisitions in the third quarter of 2020. See section "Other Developments" for information related to the acquisitions. The 2021 through 2022 distribution capital investments estimates reflect reprioritization of work and revised pacing of investments. The projections and the timing of the transmission and distribution expenditures in 2023 and 2024 are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2021 to 2024, by business segment:

(millions of dollars)	2021	2022	2023	2024
Transmission	1,172	1,204	1,386	1,380
Distribution	713	648	742	759
Total capital investments[1]	1,885	1,852	2,128	2,139
1 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

The following table summarizes Hydro One’s annual projected capital investments for 2021 to 2024, by category:

(millions of dollars)	2021	2022	2023	2024
Sustainment	1,125	1,296	1,555	1,558
Development	544	405	439	459
Other[1]	216	151	134	122
Total capital investments[2]	1,885	1,852	2,128	2,139
1 “Other” capital expenditures include investment in fleet, real estate, IT, and operations technology and related functions.
2 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2020	2019
Cash provided by operating activities	1,997	1,719
Cash provided by (used in) financing activities	671	(581)
Cash used in investing activities	(1,963)	(1,623)
Increase (decrease) in cash and cash equivalents	705	(485)
Cash provided by operating activities
Cash from operating activities increased by $278 million for the year ended December 31, 2020 compared to 2019. The increase was impacted by various factors, including the following:
•higher earnings in 2020;
•changes in certain regulatory accounts; and
•increases in net working capital attributable to higher payments received from the IESO during 2020 associated with Fair Hydro Plan credits, as well as lower non-energy receivables.
Cash provided by (used in) financing activities
Cash provided by financing activities increased by $1,252 million for the year ended December 31, 2020 compared to 2019. The increase was impacted by various factors, including the following:
Sources of cash
•The Company issued $2,300 million of long-term debt in 2020, compared to $1,500 million long-term debt issued in 2019.
•The Company received proceeds of $4,070 million from the issuance of short-term notes in 2020 compared to $4,047 million received in 2019.
Uses of cash
•The Company repaid $4,413 million of short-term notes in 2020, compared to $4,156 million repaid in 2019.
•The Company redeemed all of its preferred shares totalling $486 million in 2019, compared to no similar transactions in 2020.
•The Company repaid $653 million of long-term debt in 2020, compared to $730 million of long-term debt in 2019.
•In 2020, the Company made returns of stated capital totalling $607 million compared to returns of stated capital of $748 million made in the 2019.
•Dividends paid in 2020 were $1 million, compared to $3 million paid in 2019.
Cash used in investing activities
Cash used in investing activities increased by $340 million for the year ended December 31, 2020 compared to 2019. The increase is primarily attributable to a $210 million increase in capital expenditures in 2020, as well the acquisitions of Orillia Power and the assets of Peterborough Distribution in the current year ($126 million). Please see section "Capital Investments" for comparability of capital investments made by the Company during the year ended December 31, 2020 compared to prior year.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At December 31, 2020, Hydro One had $800 million in commercial paper borrowings outstanding, compared to $1,143 million outstanding at December 31, 2019. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total availability balance of $2,300 million as at December 31, 2020. No amounts were drawn on the Operating Credit Facilities as at December 31, 2020 or 2019. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At December 31, 2020, the Company had long-term debt outstanding in the principal amount of $13,133 million, which included $12,995 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $138 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program, as further described below. The long-term debt consists of notes and debentures that mature between 2021 and 2064, and as at December 31, 2020, had a weighted-average term to maturity of approximately 14.8 years (2019 - 15.7 years) and a weighted-average coupon rate of 3.8% (2019 - 4.2%).
In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At December 31, 2020, $2,800 million remained available for issuance under the MTN Program prospectus.
Compliance
At December 31, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
At December 31, 2020, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS	R-1 (low)	A (high)
Moody's	Prime-2	A3
S&P	A-1 (low)	A-
Effect of Interest Rates
The Company is exposed to fluctuations of interest rates as its regulated ROE is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.
Pension Plan
In 2020, Hydro One made cash contributions of $57 million to its pension plan, compared to cash contributions of $61 million in 2019, and incurred $146 million in net periodic pension benefit costs, compared to $41 million incurred in 2019.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

In September 2019, Hydro One filed a triennial actuarial valuation of its pension plan as at December 31, 2018. The next actuarial valuation will be performed no later than effective December 31, 2021. Hydro One estimates that total Company pension contributions for 2021, 2022, 2023, 2024, 2025, 2026 and 2027 are approximately $59 million, $93 million, $107 million, $111 million, $111 million, $113 million, and $118 million respectively. The estimated pension contributions for years beyond 2021 increased from amounts previously disclosed primarily due to a re-measurement of the Company's contributions at the end of 2020, reflecting a decrease in discount rate and an increase in the number of employees.
The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at December 31, 2020 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,133	803	1,335	1,450	9,545
Long-term debt - interest payments	8,369	492	938	874	6,065
Short-term notes payable	800	800	—	—	—
Pension contributions[1]	712	59	200	222	231
Environmental and asset retirement obligations	160	34	46	24	56
Outsourcing and other agreements[2]	134	99	12	8	15
Lease obligations	85	14	23	21	27
Long-term software/meter agreement	13	8	3	2	—
Total contractual obligations	23,406	2,309	2,557	2,601	15,939

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[3]	193	191	2	—	—
Guarantees[4]	484	484	—	—	—
Total other commercial commitments	2,977	675	2	2,300	—
1 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018.
2 In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion, resulting in an additional commitment of $143 million, which has not been reflected in the table above.
3 Letters of credit consist of $164 million in letters of credit related to retirement compensation arrangements, a $22 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
4 Guarantees consist of $484 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 23, 2021, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Class A preferred shares and Class B preferred shares. At February 23, 2021, the Company had no Class A or Class B preferred shares issued and outstanding.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

REGULATION
The OEB approves both the revenue requirements and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.
The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision received
Peterborough Distribution	2020-2029	Distribution - Revenue Cap	OEB decision received[1]
Orillia Power	2020-2029	Distribution - Revenue Cap	OEB decision received[2]

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Peterborough Distribution	n/a	Acquisition	OEB decision received
Orillia Power	n/a	Acquisition	OEB decision received

Leave to Construct
Power Downtown Toronto	n/a	Section 92	OEB decision pending[3]
1 Peterborough Distribution is under a 10-year deferred rebasing period for years 2020-2029, as approved in the OEB MAAD decision dated April 30, 2020.
2 Orillia Power is under a 10-year deferred rebasing period for years 2020-2029, as approved in the OEB MAAD decision dated April 30, 2020.
3 On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	Return on Equity (ROE) Allowed (A)	Rate Base Allowed (A)	Rate Application Status

Transmission
Hydro One Networks	2020	8.52% (A)	$12,360 million (A)	Approved in April 2020
	2021	8.52% (A)	$12,927 million (A)	Approved in April 2020
	2022	8.52% (A)	$13,641 million (A)	Approved in April 2020

B2M LP	2020-2024	8.52% (A)	$488 million (A)	Approved in January 2020

HOSSM[1]	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016

NRLP	2020-2024	8.52% (A)	$118 million (A)	Approved in April 2020

Distribution
Hydro One Networks	2020	9.00% (A)	$8,175 million (A)	Approved in March 2019
	2021	9.00% (A)	$8,514 million (A)	Approved in March 2019
	2022	9.00% (A)	$8,804 million (A)	Approved in March 2019
1 HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016.
Electricity Rates Applications
Hydro One Networks - Transmission
Deferred Tax Asset
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Original Decision).
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would have resulted in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recorded impairment charges relating to Hydro One Networks' distribution and transmission deferred income tax regulatory asset. Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered the ODC Decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it does not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB. The OEB did not file a notice for leave to appeal the ODC Decision to the Ontario Court of Appeal by the required deadline of July 31, 2020.
In connection with the ODC Decision, the Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the year ended December 31, 2020. The reversal of the previously recognized impaired charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. Hydro One recognized deferred income tax regulatory assets of $504 million and $673 million for Hydro One Networks distribution and transmission segments, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the year ended December 31, 2020.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period. The proceeding on this matter is currently ongoing, and a decision is anticipated in the first half of 2021.
2020-2022 Transmission Rates
On April 23, 2020, the OEB rendered its decision on Hydro One Networks' 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic. On December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Network's 2020 foregone revenue including interest, beginning on January 1, 2021.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017.
On March 7, 2019, the OEB rendered its decision on Hydro One Networks' 2018-2022 distribution rate application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018-2022 Distribution Decision and the DTA Decision.
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court. The appeal was held in abeyance pending the outcome of the motion made before the OEB. In 2019, the Company reflected a portion of

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

pension costs incurred in the Hydro One Networks' distribution Pension Cost Differential regulatory account, pending the outcome of the motion before the OEB. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. As a result, Hydro One derecognized the portion relating to pension costs charged to operations as a reversal of revenues of $13 million, and also transferred $37 million to property, plant and equipment and intangible assets, which represents the portion attributable to capital expenditures.
Hydro One Remote Communities
On April 16, 2020, the OEB approved a 2% increase to Hydro One Remote Communities' 2019 base rates for new rates effective May 1, 2020, with a deferred implementation date of November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement a rate rider for the recovery of foregone revenues resulting from postponing rate implementation. The rider is effective until April 30, 2021. On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
NRLP
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On February 12, 2020, all parties reached a full settlement agreement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate base value. On March 6, 2020, the settlement agreement was filed for the OEB's approval, and on April 9, 2020, the OEB approved the settlement agreement.
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. A settlement agreement was reached on December 9, 2019. The settlement accepted all of B2M LP’s cost submissions, including additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the decreasing rate base value. On January 16, 2020, the OEB approved the settlement agreement, including a 2020 base revenue requirement of $33 million (updated for lower ROE and interest rates), and a revenue cap escalator index for 2021 to 2024.
MAAD Applications
Peterborough Distribution MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of Peterborough Distribution, from the City of Peterborough. See section “Other Developments” for additional information.
Orillia Power MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire Orillia Power from the City of Orillia. See section "Other Developments" for additional information.
Hydro One Transmission Licence Amendment
On December 17, 2020, the Province of Ontario (Province) issued a directive to the OEB to amend Hydro One Networks’ electricity transmission licence to include a requirement that Hydro One proceed to develop and seek all approvals necessary related to the Leamington Area Transmission Reinforcement project in order to keep the project on schedule to meet the IESO’s recommended in-service date. The OEB amended Hydro One’s licence on December 23, 2020. See section "Major Transmission Capital Investment Projects" for further details on Leamington Area Transmission Reinforcement project.
OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. Since the onset of the COVID-19 pandemic in March 2020, Hydro One employees have worked extremely hard to overcome the challenges that COVID-19 has presented. Over the course of the last 11 months Hydro One has been extremely successful in achieving its priorities as it was able to return to full capacity within its field operations after a short stand-down of its workforce and has also experienced very few suspected cases of workplace transmission of the COVID-19 virus to date.
The Company continues to monitor and adhere to guidance provided by the Province and public health experts in an effort to ensure employee, customer and public safety. After focusing on high priority and essential work at the onset of pandemic, the

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Company returned substantially all of its field crews to work, where it was safe to do so, in the second quarter. In the third quarter of 2020, the Company implemented enhanced safety procedures within its office locations across the province to reopen its offices to a small portion of its office and administrative staff. However, the Company has since reinstated its business continuity procedures, including work from home protocols for all office staff, in light of the Provincial Stay at Home Order announced in December 2020. The Company's focus remains on ensuring that its teams are equipped to operate safely as the Company continues to advance work on capital and operating work programs.
As part of the Company's continued commitment to customers, Hydro One implemented a number of customer relief measures at the outset of the pandemic to assist customers impacted by COVID-19. These measures included (i) the Pandemic Relief Fund, (ii) financial assistance and increased payment flexibility, (iii) extending the Winter Relief program, and (iv) the temporary suspension of late fees until December 31, 2020. In January 2021, the Company announced a Small Business Pandemic Relief Program to provide financial assistance and payment flexibility to its small business customers.
In addition to the impact on the Company's operations noted above, the COVID-19 pandemic had the following impact on Hydro One’s financial results for the twelve months ended December 31, 2020:
•While electricity consumption and demand can be impacted by numerous variables, it is difficult to determine the exact impact that the COVID-19 pandemic has had on peak demand and customer consumption over this period with any level of precision.
•The temporary deferral of operating and capital work at the onset of the pandemic resulted in the recognition of costs associated with the stand-down and stranded labour costs of the Company's casual workforce in the second and third quarters of 2020.
•The pandemic resulted in the prolonged temporary closures of businesses across Ontario, which also impacted employment rates locally. As a result of the financial and economic impact of the COVID-19 pandemic on residents and business alike, the Company has recorded a $14 million allowance for doubtful accounts as of December 31, 2020. While there have been no significant permanent losses incurred to date, management continues to believe that there remains increased risk associated with the ultimate collection of billed energy consumption.
•Lost revenues associated with the ongoing customer relief efforts noted above have approximated $10 million.
•The COVID-19 pandemic resulted in no significant impacts on the Company's critical accounting estimates and judgments, and internal controls over financial reporting.
In March 2020, the OEB issued initial guidance for the tracking of incremental costs and lost revenues related to the COVID-19 pandemic. In accordance with OEB updates issued in August 2020, the Company has established five deferral accounts to track costs associated with (i) Billing and System Changes as a result of the Emergency Order Regarding Time-Of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Foregone Revenues from Postponing Rate Implementation, (iv) incremental Bad Debt, and (v) Other Incremental Costs.
In May 2020, the OEB commenced a consultation on the COVID-19 emergency deferral accounts to assist in its development of new accounting guidance related to the accounts as well as filing requirements for the review and disposition of these accounts. In September 2020, the OEB engaged external consultants to commission certain reports to assist the OEB in its preparation of an OEB staff proposal (Staff Proposal) which was issued on December 16, 2020. In its proposal, OEB staff suggested that utilities must demonstrate a financial need and meet certain criteria to be eligible to seek recovery of COVID-19 related costs and lost revenues. Stakeholders were provided an opportunity to submit feedback on the Staff Proposal in January 2021, and it is currently expected that the OEB will issue final guidance sometime in the first half of 2021. Although the consultation is ongoing and the Staff Proposal is subject to change, based on the Company’s current interpretation of the Staff Proposal, it appears that Hydro One is unlikely to qualify for any significant recovery of COVID-19 related incremental costs or lost revenues. As a result, during the three months ended December 31, 2020, the Company has reversed the recognition of the regulatory asset associated with the aforementioned incremental bad debt provision recognized in the first quarter of 2020, and has recognized this expense in OM&A in the period.
As at December 31, 2020, the Company is tracking approximately $60 million in the deferral accounts noted above in accordance with the guidelines published by the OEB in the Staff Proposal. The Company has assessed that these amounts are not probable for future recovery in rates and no amounts related to the COVID-19 pandemic have been recognized as regulatory assets.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
The COVID-19 pandemic subjects the Company to additional risks and uncertainties. Please see section “Risk Management and Risk Factors - Infectious Disease Risk” for a discussion of the potential impacts of a pandemic such as COVID-19 on Hydro One.

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Federal and Ontario Budgets
2019 Federal and Ontario Budgets
Certain 2019 federal and Ontario budget measures enacted in 2019 provide certain time-limited investment incentives permitting Hydro One to deduct Accelerated CCA of up to three times the first-year rate for eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. The 2019 enactment of the Accelerated CCA has resulted in a temporary reduction in the Company’s ETR for the years ended December 31, 2019 and 2020 with the recognition of a tax regulatory liability relating to the Accelerated CCA impact (Tax Rule Change Variance) that has not been reflected in the OEB approved rates. The timing of the disposition of the Tax Rule Change Variance is subject to OEB approval, and may have a material impact on Hydro One’s future cash flows in the near term.
Hydro One currently expects the Company's ETR to remain in the range of 6% to 13% over the next five years, subject to changes arising from the timing and manner in which the OEB seeks to implement the ODC Decision.
Ontario Budget
In November 2020, the Province released its 2020 Ontario Budget: Ontario’s Action Plan: Protect, Support, Recover (Ontario Budget) which included a rate mitigation plan to help certain business and industrial customers. Starting on January 1, 2021, a portion of non-hydro renewable energy contracts (i.e. wind, solar, bioenergy) will be funded by the Province and not ratepayers. According to the Ontario Budget, this represents approximately 25% of the current cost of the Global Adjustment. This reduction in the Global Adjustment will not benefit regulated price plan customers (households, farms, small businesses), who will instead continue to be protected by means of the Ontario Electricity Rebate program. These changes impact purchased power costs which are recovered in rates, and as such have no impact on the Company's net income.
NRLP
In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One’s limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.
On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired.
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units.
Building Transit Faster Act
On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), relating to four priority transit projects in the Toronto area. The Transit Act was passed on July 8, 2020. The Transit Act poses commitments on utilities, including Hydro One, to relocate infrastructure to allow the timely construction of the transit projects. Metrolinx, the builder of the transit projects, and Hydro One must work together on a notice that agrees to the timing of when the relocation work must be completed. If Hydro One is non-compliant, Metrolinx can file an application with the Ontario Superior Court of Justice, where a judge can either order Hydro One to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. On July 8, 2020, the Ontario Energy Board Act, 1998 (OEB Act) was accordingly amended to prohibit a utility from recovering the monetary penalty in rates. On October 22, 2020, Bill 222, An Act to Amend Various Acts in Respect of Transportation-Related Matters passed first reading. Bill 222 includes amendments to the Transit Act so that the Transit Act would also apply to “any other prescribed provincial transit project” in addition to the four priority transit projects in the Toronto area. The Bill 222 received Royal Assent on December 8, 2020.
Peterborough Distribution Acquisition
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of $104 million, including the assumption of agreed upon liabilities and closing adjustments.

17

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Orillia Power Acquisition
On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of $28 million, including closing adjustments.
Sustainability Report
The Hydro One Limited 2019 Sustainability Report entitled "For the Possibilities of Tomorrow" is available on the Company’s website at www.hydroone.com/sustainability.
By using its corporate strategy as the roadmap, Hydro One is more focused than ever on being customer-driven, sustainable, safe and efficient. The 2019 Sustainability Report highlights the Company’s progress on operating safely, managing emissions, building relationships with communities and achieving a more diverse workforce. As the Company carries out its mission to energize life for people and communities, it does so with an understanding of the responsibility it has to build a more sustainable world.
The social elements of sustainability are key to ensuring affordability for Hydro One’s customers, removing racism and building an inclusive culture, all while adapting the Company’s business model to support a greener economy. Going forward, Hydro One is focused on reducing its environmental footprint; strengthening its Indigenous and community partnerships; and diversifying talent across its workforce. No matter how challenging the time, the success of the Company’s long-term performance depends on incorporating sustainability into all aspects of its business.
Hydro One is committed to operating safely in an environmentally and socially responsible manner and to partnering with its customers and community stakeholders to build a brighter future for all.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Effective May 7, 2020, Anne Giardini resigned from the Company's Board. On July 23, 2020, Stacey Mowbray was appointed to the Board.
Executive Officers
Effective January 2, 2020, David Lebeter was appointed as the Chief Operating Officer of Hydro One and Hydro One Limited.
On September 1, 2020, Saylor Millitz-Lee, Executive Vice President and Chief Human Resources Officer, retired, and effective September 28, 2020, Megan Telford was appointed as the new Chief Human Resources Officer.
On November 1, 2020, Darlene Bradley, Chief Safety Officer, retired, and Lyla Garzouzi was subsequently appointed as the new Chief Safety Officer, effective the same date.
HYDRO ONE WORK FORCE
At December 31, 2020, Hydro One had a skilled and flexible work force of approximately 5,800 regular employees and 2,100 non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.
The following table sets out the number of Hydro One employees as at December 31, 2020:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1,2]	3,588	486	4,074
Society of United Professionals (Society)[2]	1,484	31	1,515
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,563	1,563
Total employees represented by unions	5,072	2,080	7,152
Management and non-represented employees	762	39	801
Total employees[3]	5,834	2,119	7,953
1 Includes 398 non-regular “hiring hall” employees covered by the PWU agreement.
2 In February 2021, Hydro One has finalized agreements with the PWU, the Society, Inergi LP, and Capgemini Canada Inc. to transfer approximately 250 represented Inergi LP employees to Hydro One by January 2022.
3    The average number of Hydro One employees in 2020 was approximately 8,600, consisting of approximately 5,800 regular employees and approximately 2,800 non-regular employees.

18

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Collective Agreements
The collective agreement with the PWU (for classifications other than Customer Service Operations (CSO)) expired on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. On July 17, 2020, Hydro One and the PWU reached tentative deals for both collective agreements. The PWU ratified the CSO and non-CSO collective agreements on September 4, 2020 and October 6, 2020, respectively. The new CSO agreement expires on September 30, 2022, and the new non-CSO collective agreement expires on March 31, 2023.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. The EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with all nineteen building trades.
The current collective agreement with the Society expires on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledged their commitment to working towards the timely completion of collective bargaining.
Stock-based Compensation
Hydro One Limited granted awards under its Long-term Incentive Plan (LTIP), consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options. At December 31, 2020 and 2019, the following LTIP awards were outstanding:

December 31 (number of units)	2020	2019
PSUs	106,070	162,344
RSUs	133,620	200,883
Stock Options	108,710	403,550
NON-GAAP MEASURES
FFO, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Year ended December 31 (millions of dollars)	2020	2019
Net cash from operating activities	1,997	1,719
Changes in non-cash balances related to operations	(159)	(27)
Preferred share dividends	—	(2)
Distributions to noncontrolling interest	(2)	(9)
FFO	1,836	1,681
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2020	2019
Revenues	7,250	6,442
Less: Purchased power	3,854	3,111
Revenues, net of purchased power	3,396	3,331

19

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Year ended December 31 (millions of dollars)	2020	2019
Distribution revenues	5,507	4,788
Less: Purchased power	3,854	3,111
Distribution revenues, net of purchased power	1,653	1,677

Quarter ended (millions of dollars)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Revenues	1,857	1,894	1,660	1,839	1,705	1,584	1,403	1,750
Less: Purchased power	1,046	993	808	1,007	914	737	653	807
Revenues, net of purchased power	811	901	852	832	791	847	750	943

Quarter ended (millions of dollars)	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Distribution revenues	1,457	1,410	1,201	1,439	1,298	1,140	1,029	1,321
Less: Purchased power	1,046	993	808	1,007	914	737	653	807
Distribution revenues, net of purchased power	411	417	393	432	384	403	376	514
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at December 31, 2020. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom), and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2020 and 2019:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2020	2019
IESO	Power purchased	2,506	1,808
	Revenues for transmission services	1,717	1,636
	Amounts related to electricity rebates	1,588	692
	Distribution revenues related to rural rate protection	242	240
	Distribution revenues related to supply of electricity to remote northern communities	35	35
	Funding received related to CDM programs	26	42
OPG	Power purchased	6	8
	Revenues related to provision of services and supply of electricity	7	8
	Capital contribution received from OPG	3	—
	Costs related to the purchase of services	3	1
OEFC	Power purchased from power contracts administered by the OEFC	1	2
OEB	OEB fees	9	9
Hydro One Limited	Return of stated capital	607	748
	Dividends paid	1	1
	Stock-based compensation costs	10	10
	Cost recovery for services provided	9	14
Hydro One Telecom	Services received – costs expensed	21	21
	Revenues for services provided	3	3
2587264 Ontario Inc.	Preferred shares redeemed	—	486
	Dividends paid	—	2
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer has accountability for the Company’s Enterprise Risk Management (ERM) program, which assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks, if they materialize, could have a materially adverse effect on the Company or its business, financial condition, or results of operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future.

20

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Risks Relating to Hydro One’s Business
Regulatory Risks and Risks Relating to Hydro One’s Revenues
Risks Relating to Obtaining Rate Orders
The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and the ability to recover in rates costs actually incurred, may materially adversely affect: Hydro One’s transmission and distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted. The Company is also subject to the risk that the OEB could change the regulatory treatment of certain costs which may affect the Company’s accounting treatment of and ability to recover such costs.
Risks Relating to Actual Performance Against Forecasts
The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated regulatory approvals to recover the difference could materially adversely affect the Company’s financial condition and results of operations.
Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.
The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year.
The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.
Risks Relating to Other Applications to the OEB
Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB.
Risks Relating to Rate-Setting Models for Transmission and Distribution
The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One’s revenue and net income.

21

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

The OEB’s Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.
When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.
To the extent that the OEB approves an in-service variance account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.
Risks Relating to Capital Expenditures
In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures.
Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.
Risk of Recoverability of Total Compensation Costs
Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation costs in its rates.
The Company provides OPEBs, including workers compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post-employment and postretirement benefit costs are not recoverable could have a material adverse effect on the Company.
Risks Relating to Regulatory Treatment of Deferred Tax Asset
As a result of leaving the payments in lieu of corporate income taxes (PILs) regime and entering the federal tax regime in connection with the 2015 initial public offering (IPO) of the Company, Hydro One recorded additional deferred tax assets due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. At the time of the IPO, the Company determined the tax savings derived from the additional deferred tax assets should accrue to the shareholders of Hydro One Limited. The OEB’s September 28, 2017 Original Decision (see details above in “Regulation - Electricity Rates Applications - Hydro One Networks - Transmission”) altered Hydro One’s allocation of the tax savings derived from the additional deferred tax assets and determined that a portion of the tax savings should accrue to ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal) which was stayed pending the outcome of the Motion. In both cases, the Company's position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between shareholders and ratepayers.
On March 7, 2019, the OEB issued a decision upholding its Original Decision on the handling of the deferred tax asset. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. Based on these decisions, the Company recognized a total one-time $867 million decrease to net income. On April 5, 2019, the Company filed a motion to commence a new appeal with respect to the OEB’s deferred tax asset decision. The appeal was heard on November 21, 2019, and on July

22

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

16, 2020, the Ontario Divisional Court rendered its decision, setting aside the decision of the OEB and ordered the matter be returned to the OEB to correct the errors identified and made the appropriate tax savings allocation. If the OEB again fails to make the appropriate tax savings allocation, it could have a material adverse effect on the Company.
Risks Relating to Government Action
The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.
Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives.
Additionally, involvement by the Province in placing constraints on executive compensation (through the compensation framework implemented as a result of the Hydro One Accountability Act, 2018) may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
Indigenous Claims Risk
Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.
The Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.
Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.
Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement with the First Nation, OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

23

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Executive Recruitment and Retention Risk
Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Hydro One Accountability Act, 2018, may inhibit the Company’s ability to attract and retain qualified executive talent. The Company’s strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “- Environment Risk” and “- Health and Safety Risk”.
For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company.
There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.
Risk of Natural and Other Unexpected Occurrences
The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances.
The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity, costs related to ensuring its continued ability to transmit or distribute electricity or costs related to information or cyber security.
The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such an outbreak, the resultant government regulations, guidelines and actions, and related adverse changes in general economic and market conditions could impact, in particular: the Company’s operations and workforce, including its ability to complete planned operating and capital work programs within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain, which may also be adversely impacted, and which, in turn, could materially adversely impact the Company. See also “Other Developments - COVID-19”.

24

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Environment Risk
The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.
In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures.
There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company.
The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security
The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.
Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.
Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

25

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Labour Relations Risk
A substantial majority of the Company’s employees are unionized and are primarily represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. Agreements were also reached with the Society and the PWU to facilitate the insourcing of CSO services effective March 1, 2018. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2019 to March 31, 2021. The Company also reached a non-CSO collective agreement with the PWU, covering the period from April 1, 2020 to March 31 2023, and a CSO collective agreement with the PWU covering the period from October 1, 2019 to September 30, 2022. The Company also reached a collective agreement with the CUSW, covering the period from May 1, 2017 to April 30, 2022. Additionally, EPSCA and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2020 to April 30, 2025 (see “Hydro One Work Force - Collective Agreements” for details). Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply of electricity to customers, as well as potential risks to public safety. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. The Society collective agreement requires renewal in 2021 (see “Hydro One Work Force - Collective Agreements” for details). Failure to renew this agreement on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks noted above.
Work Force Demographic Risk
By the end of 2020, approximately 14% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2021, approximately 15% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2020, approximately 3% of the Company’s work force (approximately the same percentage in 2019) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.
In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees are sought after as they possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company.
Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial debt principal repayments coming due, including $803 million in 2021, $604 million in 2022 and $731 million in 2023. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2021 and 2022. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.
Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates, including potentially negative interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. Fluctuations in interest rates may also impact the funded position of Hydro One’s Defined Benefit Pension Plan, and associated pension liability (See also “- Pension Plan Risk”). The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses in 2021, after transmission rates

26

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure associated with the refinancing of short- and long-term debt maturing in 2021 and beyond. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk.
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.
The failure to properly manage these risks could have a material adverse effect on the Company.
Risks Relating to Asset Condition, Capital Projects and Innovation
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure.
While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company, including a reduction in revenue.
Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as OEB approvals, environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, other interrelated projects being on schedule, and supply chain availability for equipment suppliers and consulting services. Many of these external factors are beyond the Company’s control. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.
Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced. Any delays in these new transmitters’ projects may impact the Company’s own projects that it is undertaking to in-service these new transmission assets.
Health and Safety Risk
Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.
Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2018, and was filed in September 2019, covering a three-year period from 2019 to 2021. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2021 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions

27

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.
Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB.
See also “- Regulatory Risks and Risks Relating to Hydro One’s Revenues - Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs.
Risk Associated with Outsourcing Arrangements
Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.
Litigation Risks
In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment, contract disputes, claims by former employees and claims and proceedings by Indigenous groups. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company.
Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupancy rights that are subject to expiry, it may incur material costs to obtain or renew such occupancy rights, or if such occupancy rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.
Reputational, Public Opinion and Political Risk
Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact to Hydro One’s business, operations or financial condition leading to a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises, failure to comply with mandatory reliability regulations established by the NERC and NPCC, failure to adequately respond to social issues raised by employees, partners and/stakeholders and other external forces. Adverse reputational events or political actions could have a material adverse effect on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder and community relationships. Any these of could have a material adverse impact on Hydro One and its business, financial condition and results of operations.
Risks Associated with Acquisitions
Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs or liabilities. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to

28

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows.
Risks Relating to the Company’s Relationship with Hydro One Limited and the Province
Indirect Ownership and Continued Influence by the Province and Voting Power
The Province currently owns approximately 47.3% of the outstanding common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.
As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject to the restrictions in the Governance Agreement. Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other investors in Hydro One Limited. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One Limited. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One, and decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One. See “Risks Relating to Government Action” above.
Composition of the Board of Directors of Hydro One
Under the Governance Agreement, Hydro One Limited has agreed that the Board of Hydro One and Hydro One Networks will be constituted to have the same members as the Board of Hydro One Limited, unless the Board of Hydro One Limited determines otherwise. The Governance Agreement contains provisions governing the independence of the members of the Board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the Board of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the Board of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.
More Extensive Regulation
Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One. See “Risks Relating to Government Action” above.
Prohibitions on Selling the Company’s Transmission or Distribution Business
The Electricity Act prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:

29

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Revenues
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Regulatory Assets and Liabilities
Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment benefits, post-retirement and post-employment non-service costs, share-based compensation costs, foregone revenue, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Environmental Liabilities
Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.
Employee Future Benefits
Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:
Weighted Average Discount Rate
The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2020 decreased to 2.60% (from 3.10% at December 31, 2019) for pension benefits and decreased to 2.60% (from 3.10% at December 31, 2019) for the post-retirement and post-employment plans. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.
Expected Rate of Return on Plan Assets
The expected rate of return on pension plan assets of 5.75% is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix. A new investment policy was adopted by Hydro One effective May 14, 2018 and is being implemented over several years. Notably this includes the move to real-estate and infrastructure and the removal of specific regional equity and fixed income mandates. Hydro One’s current expectation is that the new policy asset mix will not be fully implemented until 2021-2022. The expected rate of return for the December 31, 2020 disclosures and the 2021 registered pension plan expense is based on the plan’s ultimate target asset mix.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.
Rate of Cost of Living Increase
The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which increased from 1.30% per annum as at December 31, 2019 to approximately 1.40% per annum as at December 31, 2020. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to current and anticipated trends, management believes that a long-term assumption of 1.75% per annum is reasonable for employee future benefits liability valuation purposes as at December 31, 2020 (2.00% per annum was used for the purpose of December 31, 2019 disclosures and 2020 benefit cost).
Salary Increase Assumptions
Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as well as slightly lower expected increases in the short-term.
Mortality Assumptions
The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2020 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.

Rate of Increase in Health Care Cost Trends
The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017. The health and dental trends reflect this study as well as slightly lower expected increases in long-term inflation.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020.
Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2020.
Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.
Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the previous two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer
defined benefit pension or other post-retirement
benefit plans are added, removed or clarified to
improve the effectiveness of disclosures in financial
statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income
taxes by removing certain exceptions to the general
principles and improving consistent application of
Topic 740 by clarifying and amending existing
guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the
accounting for equity securities under Topic 321,
investments under the equity method of accounting in
Topic 323 and the accounting for certain forward
contracts and purchased options accounted for under
Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-06	August 2020	The update addresses the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	Under assessment
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2020	2019	Change
Revenues
Distribution	1,457	1,298	12.2%
Transmission	400	407	(1.7%)
	1,857	1,705	8.9%

Costs
Purchased power	1,046	914	14.4%
OM&A
Distribution	186	164	13.4%
Transmission	77	62	24.2%
Other	(1)	3	(133.3%)
	262	229	14.4%

Depreciation, amortization and asset removal costs	237	225	5.3%
	1,545	1,368	12.9%

Income before financing charges and income tax expense	312	337	(7.4%)
Financing charges	117	116	0.9%

Income before income tax expense	195	221	(11.8%)
Income tax expense	29	3	866.7%
Net income	166	218	(23.9%)

Net income to common shareholder of Hydro One	164	216	(24.1%)

Basic and Diluted EPS	$1,153	$1,519	(24.1%)

Assets Placed In-Service
Distribution	308	271	13.7%
Transmission	565	573	(1.4%)
	873	844	3.4%

Capital Investments
Distribution	210	249	(15.7%)
Transmission	361	311	16.1%
	571	560	2.0%
Net Income
Net income attributable to common shareholder for the quarter ended December 31, 2020 of $164 million is a decrease of $52 million, or 24.1%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in distribution revenues, net of purchased power, mainly due to the OEB's decision on 2020 rates, as well as revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020; partially offset by
•a decrease in transmission revenues primarily due to lower peak demand, partially offset by the OEB's decision on 2020 rates.
•higher OM&A costs primarily resulting from:
•COVID-19 related expenses, as discussed below,
•lower insurance proceeds received in 2020; and
•additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral;
•higher depreciation, amortization and asset removal costs in 2020 mainly due to the growth in capital assets and timing of asset removal costs.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

•higher income tax expense primarily attributable to the following:
•lower net tax deductions primarily related to tax depreciation in excess of depreciation, as well as additional tax on recovery of certain OPEB costs through OM&A that were previously capitalized; and
•lower incremental tax deductions from deferred tax asset sharing mainly due to the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by
•lower income before taxes.
Included in the Company's results for the quarter ended December 31, 2020 are costs incurred as a result of the COVID-19 pandemic. Total COVID-19 related costs in the quarter of $18 million consist primarily of the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and direct expenses.
For additional disclosure related to the impact of COVID-19 on the Company's operations please see section "Other Developments - COVID-19".
Revenues
The year-over-year decrease of $7 million or 1.7% in quarterly transmission revenues was primarily due to the following:
•lower peak demand driven by unfavourable weather in the fourth quarter of 2020, partially offset by
•the OEB's decision on 2020 rates, including the recovery of certain OPEB costs through OM&A that were previously capitalized and recovered in rates, therefore net income neutral, and a deferred regulatory adjustment related to asset removal costs in 2020.
The year-over-year increase of $27 million or 7.0% in quarterly distribution revenues, net of purchased power, was primarily due to the following:
•the OEB's decision on 2020 rates,
•higher revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020, and
•a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in 2020.
See section "Non-GAAP Measures" for description and reconciliation of revenues, net of purchased power.
OM&A Costs
The year-over-year increase of $15 million or 24.2% in quarterly transmission OM&A costs was primarily due to the following:
•lower insurance proceeds received in 2020,
•additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral, and
•costs related to COVID-19.
The year-over-year increase of $22 million or 13.4% in quarterly distribution OM&A costs was primarily due to the following:
•costs related to COVID-19, consisting primarily of the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and direct expenses, as well as
•higher corporate support costs.
Depreciation, Amortization and Asset Removal Costs
The increase of $12 million or 5.3% in depreciation, amortization and asset removal costs in the fourth quarter of 2020 was mainly due to the growth in capital assets and timing of asset removal costs.
Financing Charges
The $1 million or 0.9% year-over-year increase in financing charges for the quarter ended December 31, 2020 was primarily attributable to:
•higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the last quarter of 2020; partially offset by
•lower interest expense on short-term notes due to lower interest rate in the current year.

34

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Income Taxes
Income tax expense for the fourth quarter of 2020 increased by $26 million compared to the same period in 2019. This resulted in a realized ETR of approximately 14.9% in the fourth quarter of 2020, compared to approximately 1.4% in the fourth quarter of the prior year.
The increase in income tax expense for the three months ended December 31, 2020 was primarily attributable to:
•lower net tax deductions primarily related to tax depreciation in excess of depreciation, as well as additional tax on recovery of certain OPEB costs through OM&A that were previously capitalized; and
•lower incremental tax deductions from deferred tax asset sharing mainly due to the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by
•lower income before taxes.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:
•substantial investment placed in-service for the new Leamington transmission station in 2019;
•lower volume of demand work due to equipment failures; and
•lower volume of assets placed in-service for IT projects; partially offset by
•timing of assets placed in-service for station sustainment investments; and
•higher volume of overhead lines and component replacements in 2020.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:
•completion of Customer Contact Centre Technology Modernization project;
•completion of Woodstock Operation Centre; and
•higher volume of storm related asset replacements; partially offset by
•lower volume of distribution station refurbishments and equipment replacements; and
•timing of assets placed in-service for system capability reinforcement projects.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:
•higher investments in multi-year development projects, including investments in the new Lakeshore switching station;
•higher volume of station refurbishments and replacements;
•investment in the new Ontario grid control centre in the City of Orillia; and
•higher volume of work required to adhere to the NERC Critical Infrastructure Protection standards; partially offset by
•lower volume of transportation and work equipment investments.
The decrease in distribution capital investments during the fourth quarter was primarily due to the following:
•lower investments in system capability reinforcement projects;
•lower spend on work for customer connections;
•lower volume of transportation and work equipment investments; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia; and
•investment in the new Woodstock Operation Center.
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s derivative instruments; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the potential impact of delays on the Company’s transmission in-service additions; the potential impact of COVID-19 on the Company’s business and operations, including its impact on peak demand and electricity consumption, capital programs, supply chains, costs, allowance for doubtful accounts, foregone revenues, deferral accounts and the likelihood of recovery of certain costs in future rates; the Company’s priorities in its response to COVID-19; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset and the OEB’s treatment thereof, including expected timing for the OEB’s final decision in respect thereof and the Company’s recognition of deferred tax regulatory assets, deferred tax liabilities and net income results; expectations relating to the recoverability of incremental costs and lost revenues from ratepayers in connection with the COVID-19 pandemic; expectations regarding the

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

Company's ETR over the next five years; the impact of the Ontario Budget and the Ontario Electricity Rebate on customers; Bill 222 and its expected impacts; collective agreements and expectations regarding the ability to negotiate renewal collective agreements consistent with rate orders; the pension plan, future pension contributions, valuations and expected impacts; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal controls over financial reporting and disclosure; the MTN Program; and the Company’s acquisitions and mergers. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;

36

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2020 and 2019

•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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